KING DIGITAL ENTERTAINMENT PLC 6-K

EXHIBIT 99.7

To:	Activision Blizzard Inc. (“Activision”)
ABS Partners, C.V. (“Activision Sub”)

From:	[name][1] (the “Shareholder”)	[ ][2] 2015

Re:

Offer by way of scheme of arrangement for King Digital Entertainment plc (the “Company” or “King”)

Dear Sirs

I understand that Activision (through Activision Sub) has made an offer of US$18 for each ordinary share of King (the “Offer”) to be effected by means of a scheme of arrangement under Irish law (the “Scheme”) and that, for the purposes of approving the Scheme, Activision requires confirmation from me that I will vote my Restricted Shares in favour of the Scheme.

In consideration of Activision (through Activision Sub) making the Offer, I:

(a)

confirm that I beneficially own [           ]3 Restricted Shares (the “Relevant Shares”) which are held in my name and save as required under the terms of the contract under which I hold such shares, I will continue to do so at all times while this letter remains effective;

(b)

undertake to Activision and Activision Sub that I have the right to and will vote (in person or by proxy) all the Relevant Shares in favour of the Scheme;

(c)

consent to the (i) inclusion (to the minimum extent required by law) in any public document of references to me and this letter and (ii) issue of such a public document;

(d)

understand (and consent) that a copy of this letter will be available for public inspection; and

(e)

understand (and consent) that details of my holdings of King securities and my dealings in King securities during the 12 month period up to the date of the Rule 2.5 Announcement will be disclosed on a private basis to the Irish Takeover Panel.

For the purposes of this letter:

(a)

“Offer” includes any revisions, extensions or renewals of such Offer;

(b)

“Restricted Shares” means ordinary shares held by me under a contract which prevents me for transferring those shares and provides for loss of those shares in certain circumstances;

(c)

“Rule 2.5 Announcement” means the announcement under Rule 2.5 of the Irish Takeover Rules dated 2 November 2015 announcing the Offer; and

(d)

“Transaction Agreement” means the agreement setting out certain matters in relation to the Offer between the Company, Activision and Activision Sub dated 2 November 2015.

This letter (and any obligations contained in it) shall cease to have any effect whatsoever if the Transaction Agreement is terminated in accordance with its terms.

IN WITNESS whereof this letter, which is governed by Irish law, has been entered into and delivered as a deed the day and year first herein WRITTEN.

_______________

1  Insert name of Shareholder.

2  Insert date of letter.

3  Insert number of Restricted Shares held.

Signed and delivered as a DEED by

[●]4

In the presence of:

[●]5

Signature of Witness:

Address of Witness:

Occupation of Witness:

_______________

4  Insert name of Signatory.

5  Insert name of witness.